UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Midwest Holding Inc.

(Name of Issuer)

Voting Common Stock, $0.001 per share par value

(Title of Class of Securities)

59833J206

(CUSIP Number)

David M. Knott, Jr.

Dorset Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

Knott Partners, L.P.

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833J206

1.	Names of Reporting Persons David M. Knott, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 377,430

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 377,430

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 59833J206

1.	Names of Reporting Persons Dorset Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 377,302

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 377,302

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,302

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59833J206

1.	Names of Reporting Persons Knott Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 377,302

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 377,302

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,302

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the voting common stock, par value $0.001 per share (the “Shares”) of Midwest Holding Inc. (the “Issuer”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), voluntarily to update Item 4 as to Disclaimers of Affiliation with the Departments of Insurance referenced therein and other Items relevant thereto, including Items 5 and 6.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

This Item is being amended solely as to the final paragraph:

The Reporting Persons originally acquired the Shares for the account of KPLP for investment purposes and such purchases have been made in the Reporting Persons' ordinary course of business.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on legal and regulatory restrictions, including those described herein, and the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions with the Issuer’s board of directors, management or shareholders regarding potential strategic transactions, including potential business combination transactions, involving the Issuer; and (v) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to this Item 4 of Schedule 13D.

Also, consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer, financial advisers, counsel, or other interested parties regarding, among other things, the review and evaluation of strategic alternatives, opportunities to increase shareholder value, purchases or sales of securities of the Issuer from the Issuer and/or from securityholders of the Issuer, business combination transactions involving the Issuer, divestures of business lines, Issuer operations, strategy, governance and control, or other matters related to the Issuer. In connection with such communications, the Reporting Persons may seek to enter into a non-disclosure agreement.

Any transaction that the Reporting Persons may pursue will depend on a variety of factors, including, without limitation, the Board’s and/or Issuer’s response to the Reporting Persons’ correspondence, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

The Issuer owns all outstanding shares of American Life & Security Corp. (the “Insurance Subsidiary”), a licensed insurer domiciled in the State of Nebraska and commercially domiciled in the State of Texas. Under the insurance laws of each of the States of Nebraska and Texas, an owner of shares of a domestic or commercially domiciled insurer or the ultimate parent company of a domestic or commercially domiciled insurer is required to receive the approval (or non-disapproval) of the relevant Departments of Insurance prior to acquiring the “control” of the company through possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract other than a commercial contract for goods or nonmanagement services, or otherwise, unless the power is the result of an official position with or corporate office held by the person. Such control is presumed to exist when a person directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing ten percent or more of the voting securities of any other person. However, this presumption may be rebutted by a showing that control does not exist in fact through the filing of Disclaimers of Affiliation with the relevant Departments of insurance. The Reporting Persons, in the ordinary course of their business acquired shares of the Issuer in excess of the ten percent threshold. Therefore, the Reporting Persons applied for, and the Departments of Insurance in the States of Nebraska and Texas accepted Disclaimers of Affiliation that allow the Reporting Persons to maintain beneficial ownership of up to twenty percent of the common shares of the Issuer without causing subsequent filings or approvals. The acceptance of the Disclaimer of Affiliation was accepted by the Department of Insurance in the State of Nebraska based upon the following conditions related to the Reporting Persons’ beneficial ownership of Shares as reported herein: (i) the Reporting Persons receive approval from the Department prior to nominating a representative to the board of directors of the Issuer or the Insurance Subsidiary; (ii) the Reporting Persons receive further approval of the Department prior to acquiring more than twenty percent of the common shares of the Issuer; and (iii) the Reporting Persons will not vote more than 9.99% of the total outstanding common shares of the Issuer except in proportion to all other votes cast by all of the Issuer’s other shareholders.

Item 5.	Interest in Securities of the Issuer

This Item is being amended solely as follows:

(a)-(b) Mr. Knott and DMC See Rows 7 through 11 and 13 on pages 2-3. Mr. Knott individually has the sole power to vote and dispose of 377,430 Shares beneficially owned by Mr. Knott (inclusive of the 377,302 owned directly by KPLP).

KPLP: See Rows 7 through 11 and 13 on page 4.  KPLP directly beneficially owns 377,302 Shares, and has the sole power to vote and to dispose of the 377,302 Shares held in its account.

The aggregate number of securities reported by the Reporting Persons in each of Rows 7 through 11 on pages 2-4 of this Schedule 13D do not include Shares owned by certain employees of DMC and held by each for their personal accounts. The Reporting Persons expressly disclaim beneficial ownership of the Shares held by such employees, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by any Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the Shares of the Issuer held by such employees.

(c) No transactions in the class of securities reported on were effected during the past sixty days, except for the following purchases in the open market, on the following days and at the following per Share price:

	08-09-22 $11.3202	08-11-22 $12.9147	08-15-22 $14.0155	Total
Knott Partners, L.P.	8,147	11,179	4,039	377,302

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions or failure of conditions described in Item 4 of this Schedule 13D, although, subject to the disclosures herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider, evaluate or discuss pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 7.	Material to be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2022
Date

/s/ David M. Knott, Jr.
David M. Knott, Jr.

August 18, 2022
Date

DORSET MANAGEMENT CORPORATION /s/ David M. Knott, Jr.
David M. Knott, Jr., President

KNOTT PARTNERS, L. P. By: Knott Partners Management, LLC /s/ David M. Knott. Jr.
David M. Knott, Jr., Executive Managing Member

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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